Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AvaWatz Company
3662 West Camp Wisdom Rd, Ste #2044
Dallas, TX 75237
https://avawatz.com/

Up to $1,000,000.00 in Preferred Stock at $4.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AvaWatz Company
Address: 3662 West Camp Wisdom Rd, Ste #2044, Dallas, TX 75237
State of Incorporation: TX
Date Incorporated: February 13, 2019

Terms:

Equity

Offering Minimum: $15,000.00 | 3,750 shares of Preferred Stock
Offering Maximum: $1,000,000.00 | 250,000 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $500.00

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you are a Previous Investor in AvaWatz, you are eligible for additional bonus shares.

Reservations Page Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Time-Based Perks

Early Copper

Invest $1,000+ within the first two weeks and receive 5% bonus shares.

Early Bronze

Invest $5,000+ within the first two weeks and receive 10% bonus shares.

Early Silver

Invest $10,000+ within the first two weeks and receive 15% bonus shares.

Early Gold

Invest $20,000+ within the first two weeks and receive 20% bonus shares.

Early Platinum

Invest $50,000+ within the first two weeks and receive 25% bonus shares.

Mid-Campaign Perks

Mid Copper

Invest $5,000+ between March 31st - April 6th and receive 7% bonus shares.

Mid Bronze

Invest $5,000+ between Apr 21st - Apr 27th and receive 7% bonus shares.

Mid Silver

Invest $10,000+ between March 31st - April 6th and receive 12% bonus shares.

Mid Gold

Invest $10,000+ between Apr 21st - Apr 27th and receive 12% bonus shares.

Amount-Based Perks

Bronze

Invest $5,000+ and receive 5% bonus shares.

Silver

Invest $10,000+ and receive 10% bonus shares.

Gold

Invest $20,000+ and receive 15% bonus shares.

Platinum

Invest $50,000+ and receive 20% bonus shares.

The 10% StartEngine Owners' Bonus

AvaWatz will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $4.00 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus or the Reservations Bonus, as applicable in addition to the aforementioned bonus.

The Company and its Business

Company Overview

AvaWatz Company ("AvaWatz") is a corporation organized under the laws of the state of Texas that builds intelligent software enabling teams of mobile robots to perform airfield flightline operations that are currently labor-intensive and inefficient, such as finding and removing hazardous debris from runways and taxiways. The autonomous teams consist of aerial drones to detect debris and ground-based robots to verify and remove the objects.

The company's business model consists of subscription services (SaaS) focused on airfield flightline operations. Our services benefit commercial, private airports across the world and US military.

Top reasons to invest:

1. AvaWatz is early to a new market with a mature offering. Airport modernization is an international objective driving the opportunity. AvaWatz has explored the market and identified early adopters and influencers.

2. The underlying intelligent real-time detect-decide-act teaming architecture can be extended to many other application spaces – outdoor and indoor, air, land, sea, and undersea, government and civilian.

3. The system is hardware-agnostic, scalable, and follows established and emerging standards. It will not become obsolete; it will benefit from advances in sensing and computing technology.

4. Experienced leadership team.

AvaWatz has developed intellectual property that is patent pending and held as trade secrets and copyrights currently.

Competitors and Industry

Industry

• The Global AI Market is Booming: Projected to reach $107010407 billion by 2027, AI is fueling the demand for smarter, more sophisticated solutions. (Source)

• Robots are Teaming Up: The need for autonomous mobile robots and intelligent collaboration is exploding across industries, from smart airports to infrastructure maintenance, expected to reach $634B by 2026. (Source | Source)

• The robotics market is experiencing unprecedented growth propelled by a surge in investments coupled with the widespread adoption of service robots globally and escalating demand for industrial robots. This momentum is anticipated to propel the market to reach a staggering $141 billion by the year 2027(Source)

Competitors

AvaWatz is in the service robots industry. The International Organization for Standardization defines a "service robot" as a robot "that performs useful tasks for humans or equipment excluding industrial automation applications."

Service robots typically perform tasks that are tedious, tiring, or dangerous for humans. Indirect competitors in this industry are Locus Robotics, InVia Robotics in warehouse operation, Badger Technologies in retail inventory, or Savioke for indoor delivery-hospitality. There are drone manufacturers such as DJI, Parrot, Skydio, and ground robot manufacturers such as Boston Dynamics who would be better partners than competitors.

AvaWatz started out to build robots for airfield flightline operations, and we realized that we could solve the customer's problem better and more completely by using robots that work together to do different parts of the task, with some robots optimized for finding debris and others optimized for disposing of the debris. This focus on building teams of robots with different capabilities to perform complex tasks is what sets us apart from others in the industry.

Current Stage and Roadmap

Current Stage

AvaWatz has filed two patents for our Trusted AI Robotics Platform related products called GENIE and FALCON.

From July of 2023 our product line was getting close to release and we began to aggressively submit proposals to increase our sales pipeline. By end of the year we were at $16M in sales pipeline. We intend to keep this pipeline at the $15M to $17M range to give us the opportunity to close 8% to 10% on a rolling basis.

1. By July 2023 we had a mature version of the 1st version of our DARI Obstacle Detection and Avoidance solution for On-the-Move Tethered unmanned aerial vehicle (Te-UAV) with a Ground Vehicle to the US Army. In October 2023 we received a first step study contract, from the US Army via a CACI work order, to prepare for field demonstration. This is a multi-step opening with the customer. Currently we are working with the customer and CACI to demonstrate the system in July August 2024 time frame. We are expecting funding to come through

2. We started maturing our TRUSTED AI Platform products, which we use internally to develop our solutions. By the middle of January 2024, we launched a private beta release of our GENIE product.

3. We are maturing our runway debris detection and surveillance products called HAYA and ARWEN, respectively. We are in discussions with a strategic partner who wants to bring a version along with service robots to the hospitality and healthcare industry starting Q4 this year.

Future Roadmap

The Company's efforts for the next few years will be to increase the traction with public sector sales and begin to penetrate the private sector with strategic partners.

Convert the sales pipeline to sell our products' commercial releases to private and public sectors.

1. Q2 2024: Begin to sell our TRUSTED AI Platform services to the larger AI marketplace where there is a demand for GENIE (beta launched Q1 2024) and FALCON (Q3) bundled offerings.

2. AvaWatz solutions are developed using our AI Platform. We have 3 variants to address 3 different applications:

(i) Q1 2024: DARI: Early Warning Safety: Manufacturing, US Army.

(ii) Q2 2024 ARWEN for Surveillance Security: DHS (soft targets crowds, border protection). Defense & Intel agencies (ISR), Hospitality & Healthcare (through strategic partnership only).

(iii) HAYA for Inspection Maintenance: US Air Force (runways, perimeter protection, ISR). Future: Commercial Airports, Powerline inspections.

3. Distribution Channels:

(i) We are in discussion with a strategic partner to sell to the hospitality and healthcare industries. To be finalized Q1 2024

(iii) Increase traction with current DoD teaming partners CACI, Booz Allen, QuinetiQ. And add new team members/partners to make selling our products and services easy without the direct sales costs.

The Team

Officers and Directors

Name: Rajini Anachi

Rajini Anachi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, and President
  Dates of Service: February, 2019 - Present
  Responsibilities: The primary responsibilities of this role include company vision and execution. Rajini has a salary of $200k and also retains an interest of 75% in the company.

Name: Bala Jana

Bala Jana's current primary role is with Texas Instruments. Bala Jana currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Vice President, Treasurer, and Secretary
  Dates of Service: February, 2019 - Present
  Responsibilities: The primary responsibilities of this role include the Board of Directors and operation strategy. Bala does not have a salary but retains an interest of 8.3% in the company.

Other business experience in the past three years:

- Employer: Texas Instruments
  Title: Data Architect
  Dates of Service: January, 2022 - Present
  Responsibilities: Data Architect

Other business experience in the past three years:

- Employer: TCS
  Title: IT Analyst
  Dates of Service: September, 2020 - December, 2021
  Responsibilities: Database Architecture

Other business experience in the past three years:

- Employer: Refinitiv US LLC
  Title: Sr Database Reliability Engineer
  Dates of Service: September, 2019 - August, 2020
  Responsibilities: Database Architecture

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be

able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Preferred Shares in the amount of up to 1,050,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our HAYA. Delays or cost overruns in the development of our HAYA and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Preferred Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Preferred Shares we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
AvaWatz was formed on Feb 13, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AvaWatz has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that HAYA is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rajini Anachi	14,458,500	Common Stock	71.6891%
Bala Jana	1,606,500	Common Stock	7.9655%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 250,000 of Preferred Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 19,856,627 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 2,983,055 shares to be issued under stock options, reserved but unissued.

Voting Proxy for Some Common Stock Shareholders

Certain Common Stock Shareholders Stock contains a voting proxy, as detailed below:

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 20,000,000 with a total of 355,287 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The Preferred Stock contains a Liquidation Preference, please refer to Exhibit F of our offering materials for the full details contained in our Amended Articles of Incorporation Section A 1.1.

What it means to be a minority holder

As a minority holder of Preferred Shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the

Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $796,556.50
  Number of Securities Sold: 309,032
  Use of proceeds: Sales & Marketing, Product development
  Date: October 28, 2022
  Offering exemption relied upon: Regulation CF

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $843,856.00
  Number of Securities Sold: 281,285
  Use of proceeds: 33% Product Sales Pipeline, 33% for Product Development, 34% for Marketing
  Date: March 20, 2024
  Offering exemption relied upon: Regulation CF

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $222,008.00
  Number of Securities Sold: 74,002
  Use of proceeds: 33% Product Sales Pipeline, 33% Product Development, 34 Marketing
  Date: September 15, 2023
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $318,424.90
  Number of Securities Sold: 62,197
  Use of proceeds: 40% Marketing, 40% R&D, and 20% Sales.
  Date: December 22, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $389,253 compared to $0 in fiscal year 2023. The decrease in revenue from 2022 to 2023 was because last year's revenue was part of the R&D funding from DOD that allowed us to develop the advanced technologies. In 2023, the company continued its focus on product development towards commercialization.

Cost of sales

Cost of Sales for the fiscal year 2022 was $223,485 compared to $0 in the fiscal year 2023. There was no Cost of sales as the company was pre-revenue.

Gross margins

Gross margins for fiscal year 2022 were $166,038 compared to $0 in fiscal year 2023. Again, there was no gross margin as the company had no revenue and stayed focused on product development.

Expenses

Expenses for fiscal year 2022 were $757,444 compared to $1,085,290 in fiscal year 2023. The $327,846 increase in cost is due to the focus on product development and sales and marketing efforts.

In 2024, the company is fundraising to continue development efforts.

Historical results and cash flows:

The Company is in the process of commercializing initial products and solutions. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the products will be going to market. Cash will be used in product maturation, marketing and sales to generate larger multiples of revenue within the next few years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 12, 2024, the Company has capital resources in the form of $425,863.38 cash on hand.

The company has a revolving line of credit from Chase Bank for $200,000. This line of credit has an outstanding balance of $0. The company does not have any loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support product development, marketing, and sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the company. It allows us to scale and grow the company. Of the total funds that our Company has, 30% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $65,000 for expenses related to salaries; inventory; R&D; Marketing and our current cash runway and additional access to financial support.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $65,000 for expenses related to salaries; inventory; R&D; Marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is currently conducting a concurrent Reg D offering for selected accredited investors which has been ongoing and has varying price per shares from $3.60-$3 based on the level of investment ranging from over $25k-$100k or more. The company has raised $222,008 from this ongoing offering. The company may require additional raises as funding is needed and depending on how our milestones are met in 2024.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $80,847,656.00

Valuation Details:

AvaWatz determined its pre-money valuation based on multiple factors, with a focus on our projected 2024 sales.

(1) Management and Previous Startup Successes

Rajini Anachi has successfully managed high-tech products' development and go-to-market strategies and built businesses from ideation to M&A. She founded mZeal/CyGlass a cybersecurity company, which was sold to Nominet, UK in 2019/20. The current management team consists of: J.R. May, Business Development & Sales, and John McKendry, Product Development, who have worked with Anachi previously at mZeal/CyGlass. New members added to management in 2022: Rishabh Iyer, AI Research Advisor & Coordinator, and Walter Rawle, Sensors, AI & Autonomous Systems SME bring deep technical expertise for product platform R&D. Neal Wadhwani, Sales & Marketing Advisor provides new sales & market insights and lessons learned from Microsoft, Adobe and Mongo DB.

(2) Increased Sales Pipeline & 2024 Analysis

The management team worked strategically on increasing the sales pipeline to over $16M in the past 6 months and continuing to build tractions within the US defense organization, the Department of Homeland Security (DHS). In Jan 2024 we launched a beta release of one of our Trusted AI Platform products called GENIE for creating high-precision AI/ML model training.

Recent Cost Proposals & Potential Deals:

• AvaWatz is partnered with Booz Allen Hamilton on the Maturation of Grounded Aided Target Acquisition (MoGATA) and the value of Avawatz subcontract is $7.47 million as detailed in the cost proposal.

• Several other proposals have been submitted directly to federal agencies.

According to Finerva, median EV/Revenue multiples hit around 16.4x in Q4 2022. Our sales pipeline is a future projection, which cannot be guaranteed, please review our disclaimers below. However, the technology development and business development required to achieve these proposals and this pipeline in our filed require years of funding, development, and planning which is highly significant. Our valuation is a 5x multiple of our current sales pipeline in total. However, we recognize that we may not close that entire sales pipeline, and there is further development required for our business proposals and products. Utilizing the median 2022 multiple of 16.4x this is based on our future goal of closing approximately 4.9M of our sales pipeline in a year.

See - https://finerva.com/report/robotics-ai-2023-valuation-multiples/

(3) Product Maturity and Intellectual Property

The management team has pushed the product platform development in a direction that enables selling different functional services to customers. The current version 3 is a stable production release.

Product development included enhancing intellectual property in several areas, including: i. 2 patents were filed in 2023; ii. Tradecrafts; iii. Copywrite protected material.

(4) Comparison to the Valuation of Competitors

AvaWatz is building intelligent robot teams that share information for autonomous decision-making to perform cooperative tasks. We considered a comparative analysis of competitors at the stage of development and the size we are in as well as their current valuations of $1+ billion. Information on Locus Robotics (detailed analysis), Skydio, and Boston Dynamics are listed below with URLs. Our competitive advantage is networked autonomy and tasking in cloud-connected/disconnected, day/night operations in austere conditions.

https://www.crunchbase.com/organization/locus-robotics/company_financials

https://craft.co/locus-robotics

https://craft.co/skydio/funding-rounds

https://www.builtinboston.com/2021/06/21/hyundai-acquires-boston-dynamics-1b-valuation-hiring

We understand that AvaWatz is not yet at the same stages as some of these robotics businesses and took into account that comparison when discounting our valuation.

Based on all of these factors and our prior funding rounds, we determined our pre-money valuation.

Disclaimers

AvaWatz set its valuation internally, without a formal independent third-party valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed any shares reserved for issuance under a stock plan are issued.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  30.0%
  Product sales and marketing activities include: (i) Business development, request of proposal and proposal response for US DoD. (ii) Creating the early market traction for commercial release of products and applications. (iii) Crowdfunding Marketing: (a) email marketing, social media advertisement and organic, press, other platform services for targeted audience traffic to Avawatz investment campaign

- Research & Development
  30.0%
  Product R&D includes: (i) developing advanced AI/ML functionalities and features. (ii) UI / UX development. (iii) Solution engineering for market fit. (iv) Intellectual property

- Company Employment
  25.0%
  Staff argumentation includes: (i) scaling the product R&D staff for algorithms and machine learning models, physics based modeling and algorithm development, product software development, hardware interfacing . (ii) scaling the marketing staff for product sales and capital raise. (iii) bringing on board key C-level executives.

- Operations
  8.5%
  Operating costs that are over cogs includes accounting and legal fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://avawatz.com/ (https://avawatz.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/avawatz

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AvaWatz Company

[See attached]

AVAWATZ COMPANY

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets. 3

Statements of Operations 4

Statements of Changes in Stockholders' Equity 5

Statements of Cash Flows 6

Notes to Financial Statements 7

SET APART

5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AvaWatz Company
Frisco, Texas

Opinion

We have audited the financial statements of AvaWatz Company (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 8, 2024
Los Angeles, California

AvaWatz Company
Balance Sheets
For Years Ended to December 31, 2023 and December 31, 2022

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	491,085	$	390,734
Prepaids and other current assets		-		57,152
Total current assets		**491,085**		**447,886**
Property and equipment, net		45,649		64,589
Deferred Tax Assets		347,700		124,500
Total assets	**$**	**884,434**	**$**	**636,975**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	21,540	$	16,835
Credit Card		28,372		10,727
Current portion of loan		-		4,189
Other current liabilities		143,057		168,637
Total current liabilities		**192,969**		**200,388**
Total liabilities	**$**	**192,969**	**$**	**200,388**
STOCKHOLDERS' EQUITY				
Common Stock, $0.001 par, 30,000,000 shares authorized, 16,829,991 issued and outstanding as of December 31, 2023 and 16,065,000 issued and outstanding as of December 31, 2022		16,830		16,065
Preferred Stock Series Seed, $0.001 par, 20,000,000 shares authorized, 74,002 issued and outstanding as of December 31, 2023 and 0 issued and outstanding as of December 31, 2022		74		-
Additional Paid In Capital		1,840,562		723,317
Retained earnings/(Accumulated Deficit)		(1,166,001)		(302,795)
Total stockholders' equity		**691,465**		**436,587**
Total liabilities and members' equity	**$**	**884,434**	**$**	**636,975**

See accompanying notes to financial statements.

AvaWatz Company
Statements of Operations
For Years Ended to December 31, 2023 and December 31, 2022

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net revenue	$ -	$ 389,523
Cost of goods sold	-	223,485
Gross profit	-	166,038
Operating expenses		
Sales and marketing	118,870	163,011
General and administrative	966,420	594,433
Total operating expenses	1,085,290	757,444
Operating income/(loss)	(1,085,290)	(591,406)
Interest expense	(1,257)	(143)
Other income/(loss)	141	69
Income/(Loss) before provision for income taxes	(1,086,406)	(591,480)
Benefit/(Provision) for income taxes	223,200	122,500
Net income/(Net Loss)	**$ (863,206)**	**$ (468,980)**

See accompanying notes to financial statements.

Avawatz Company
Statements of Changes in Stockholders' Equity
For Years Ended to December 31, 2023 and December 31, 2022

For Fiscal Year Ended December 31, 2023

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	**10,000**	**$ 10**	**-**	**$ -**	**$ 1,495**	**$ 166,185**	**$ 167,690**
Issuance of Common Stock	16,055,000	16,055	-	-	721,822	-	737,877
Net income/(loss)	-	-	-	-	-	(468,980)	(468,980)
Balance—December 31, 2022	**16,065,000**	**$ 16,065**	**-**	**$ -**	**$ 723,317**	**$ (302,795)**	**$ 436,587**
Issuance of Common Stock	764,991	765	-	-	1,021,241	-	1,022,006
Issuance of Preferred Stock	-	-	74,002	74	96,004	-	96,078
Net income/(loss)	-	-	-	-	-	(863,206)	(863,206)
Balance—December 31, 2023	**16,829,991**	**$ 16,830**	**74,002**	**$ 74**	**$ 1,840,562**	**$ (1,166,001)**	**$ 691,465**

See accompanying notes to financial statements.

AvaWatz Company
Statements of Cash Flows
For Years Ended to December 31, 2023 and December 31, 2022

As of December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(863,206)	$	(468,980)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		18,940		18,830
Changes in operating assets and liabilities:				
Accounts receivable, net		-		75,000
Prepaids and other current assets		57,152		(57,152)
Accounts payable		4,705		11,635
Credit Cards		17,645		5,815
Deferred revenue		-		(100,000)
Other current liabilities		(25,580)		26,458
Deferred Tax Assets		(223,200)		(122,500)
Net cash provided/(used) by operating activities		**(1,013,544)**		**(610,895)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(7,088)
Net cash used in investing activities		**-**		**(7,088)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		1,118,084		737,877
Repayment of Long-term debt		(4,189)		(21,519)
Net cash provided/(used) by financing activities		**1,113,895**		**716,358**
Change in cash		100,351		98,375
Cash—beginning of year		390,734		292,359
Cash—end of year	**$**	**491,085**	**$**	**390,734**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,257	$	143
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

AvaWatz Company was originally formed on July 19, 2018, in the state of Massachusetts. On February 13, 2019 converted to a corporation in the state of Texas. The financial statements of AvaWatz Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Frisco, Texas.

AvaWatz is the next generation AI decision intelligence software company. Based on deep neural learning – knowledge network technologies, AvaWatz provides enterprise customers with multiple solutions including clinical, military, and business decision support. Avawatz provides end-to-end private / hybrid cloud computing-based SaaS and AI-at-the-Edge solutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents exceeded FDIC insured limits by $241,085 and $140,734, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Vehicles	7 years
Furnitures and fixtures	7 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers progress towards completion using an output method. Under the output method, progress is measured based on achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, delivery of key deliverables, or attainment of specified performance metrics. Revenue recognized to date is calculated based on achievement of these specific milestones.

The Company earns revenues from the sale of its multiple solutions services including clinical, military, and business decision support to customers.

Cost of sales

Costs of goods sold include the cost of labor consultants, direct equipment, etc.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2023 amounted to $118,870 and $163,011, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Deposits	-	44,720
Subscription receivable	-	12,432
Total Other Current Assets	**-**	**57,152**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued expenses	112,614	150,147
Tax Payable	-	10,000
Payroll liabilities	30,443	8,490
Total Other Current Liabilities	**143,057**	**168,637**

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Computer equipment	$ 41,554	$ 41,554
Furnitures and fixtures	5,337	5,337
Vehicles	69,072	69,072
Property and Equipment, at Cost	**115,963**	**115,963**
Accumulated depreciation	(70,314)	(51,374)
Property and Equipment, Net	**$ 45,649**	**$ 64,589**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $18,940 and $18,830, respectively.

5. DEBT

Promissory Notes & Loans

During 2020, the Company entered into a vehicle loan agreement. The details of the Company's loans and the terms are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Finance charge	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
BMW of Dallas -Vehicle Loan	$ 64,072	$ 915	20.7.2020	1.3.2023	$ -	$ -	$ -	$ 4,189	$ -	$ 4,189
Total					$ -	$ -	$ -	$ 4,189	$ -	$ 4,189

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 30,000,000 shares designated as $0.001 par value Common Stock. As of December 31, 2022, and December 31, 2021, 16,829,991 shares and 16,065,000 shares have been issued and are outstanding, respectively.

Preferred stock

The Company is authorized to issue 20,000,000 shares designated as $0.001 par value Preferred Stock. As of December 31, 2023, and December 31, 2022, 74,002 shares and 0 Preferred Shares have been issued and are outstanding, respectively.

7. RELATED PARTY TRANSACTIONS

There are no related party transactions.

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

As of Year Ended December 31,	**2023**	**2022**
Current:		
Federal, state, and local	$ -	$ -
Foreign	-	-
Total	**-**	**-**
Deferred		
Federal, state, and local	223,200	122,500
Foreign	-	-
Total non-current benefit (expense)	223,200	122,500
Total	**$ 223,200**	**$ 122,500**

Deferred tax assets (liabilities) comprised the following:

As of Year Ended December 31,	2023	2022
Deferred Tax Assets:		
Accrued expenses	$ 352,000	$ 131,000
Deferred Tax Liabilities	-	-
Depreciation	(4,300)	(6,500)
Total	**$ 347,700**	**$ 124,500**

Since the Company expects to continue operating positively and no valuation allowance has been applied against deferred tax assets.

9. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has no long-term leases in place and all ease terms are on a on a short-term basis. Rent expenses were in the amount of $8,077 and $7,835 as of December 31, 2023, and December 31, 2022, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2023, and December 31, 2022.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 8, 2024, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

6 DAYS LEFT ⓘ

GET A PIECE OF AVAWATZ

Trusted AI Robotics: Transforming Safety Across High-Risk and Tedious Tasks!

AvaWatz is a next-gen AI decision intelligence company producing collaborative robotics applications across commercial and government industries with $2M+ funding from US Defense.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ROBOT TEAMS
accomplish more faster and safer
AvaWatz
*This graphic contains an image of our prototype which is currently not available for general use.

$108,480.42 Raised

REASONS TO INVEST

Safety from Skies to Indoors: AvaWatz AI robots work as teams, tackling risky inspections & maintenance in dangerous, tedious environments. Think safer runways, bridges, indoors - all while keeping humans from harm.

Market Demand: The global AI and robotics market is projected to reach $1.2T by 2027. AvaWatz has a $16M+ sales pipeline based on deal proposals in various stages and anticipates closing 8%-10% of this sales pipeline in 2024. AvaWatz has secured $4M+ in funding, including $2M+ from the US Air Force & Army.*

Visionary Leadership: A team of seasoned innovators with expertise in AI, robotics, and entrepreneurship, led by Dr. Rajini Anachi, a serial innovator tackling challenges across industries.

Get Equity
$4.00 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$1,958,837.40

RAISED ⓘ
$108,480.42

INVESTORS
61

MIN INVEST ⓘ
$500

VALUATION
$80.85M

TEAM



Rajini Anachi • Founder, CEO, and President

Rajini Anachi, is a serial entrepreneur with a successful track record. She previously founded mZeal/CyGlass, an AI-based cybersecurity company acquired in 2020. She leads AvaWatz to disrupt flightline operations, transit asset maintenance, & surveillanc...

Read More



Bala Jana • Co-Founder, Vice President, Treasurer, and Secretary

Bala Jana is an operational expert with a strong track record in innovation and leadership roles at companies like Navic Networks, Cartera Commerce, and Zipcar. He also advised mZeal/CyGlass while working at Texas Instruments and has dedicated 10 hours per ...

Read More



J.R. May • Director of Business Development & Sales

With a successful track record at mZeal/Cyglass, J.R. May has 25+ years of DoD & commercial sales experience, leading sales efforts for defense agencies & commercial markets, while also cultivating partnerships for R&D, Autonomy Squad, & Surveillance.

Show More

THE PITCH

AvaWatz: Unlocking the Power of AI Robotics

At AvaWatz, we aim to unlock the true potential of robotics with our trusted AI platform. We empower robots to work together like teammates in harsh, unpredictable environments, freeing humans from danger and high-risk tasks. We make robots smarter and safer, boosting efficiency and keeping humans out of harm's way. Think advanced AI for robotics that tackles inspections, maintenance, and more, all delivered through our easy-to-use platform.


Why AvaWatz?
Increased productivity and efficiency
Reduced risk and human exposure to danger
Cost savings and faster ROI Enhanced safety and compliance

**The above graphic contains images of our prototypes which are currently not available for general use.*

Transforming Robots Into Cooperative Teams

- Share information and make joint decisions: Robots analyze data, assess situations, and adapt their actions like a cohesive unit.
- Handle the hard stuff: From hazardous inspections to disaster response, our robots thrive in unpredictable environments, keeping humans safe.
- Boost your workforce: Robots don't tire, get bored, or face danger. They work tirelessly alongside humans, maximizing efficiency and productivity.

We're not just about robotics, we're about progress. AvaWatz empowers industries like:

- Airline and Transportation: Safety inspections and maintenance.
- Hospitality and Healthcare: Increased safety and efficiency.
- Defense and Security: Enabling rapid response and reconnaissance in critical operations.

OUR LEADERSHIP

Meet the Minds Behind AvaWatz: A Team Built for AI Robotics Brilliance


Dr. Rajini Anachi
FOUNDER & CEO
Bala Jana
CO-FOUNDER & BOARD MEMBER
J.R. May
DIRECTOR OF BUSINESS DEVELOPMENT & SALES
Dr. Rishabh Iyer
RESEARCH DIRECTOR - AI

AvaWatz isn't just about the future of robotics. It's about the visionary minds making that future a reality. Led by a diverse group of seasoned innovators, entrepreneurs, and AI experts, this team possesses the firepower to revolutionize collaborative robots.

Dr. Rajini Anachi, Founder & CEO: A serial innovator in AI and robotics, Rajini has conquered challenges across industries, from defense to mining to cybersecurity. With a passion for empowering robots to work like teams, her vision is to redefine safety and efficiency with intelligent collaboration.

Bala Jana, Co-Founder & Board Member: A seasoned investor and veteran of start-up success, Bala brings a track record of driving product innovation and market fit. His expertise ensures AvaWatz delivers solutions that resonate, paving the way for rapid growth.

J.R. May, Director of Business Development & Sales: With a proven record of success in both DoD and commercial sales, J.R. boasts an extensive network that fuels AvaWatz's market reach. His leadership translates into direct sales, strategic partnerships, and rapid scaling.

Dr. Rishabh Iyer, Research Director - AI: As an Assistant Professor at UT Dallas, Dr. Iyer brings academic rigor and cutting-edge research to AvaWatz. His expertise in efficient machine learning and optimization ensures the AI powering AvaWatz robots is always at the forefront.

Our dynamic team embodies the spirit of AvaWatz: driven, innovative, and dedicated to pushing the boundaries of what's possible. With our combined expertise and passion, we feel we're on track to unleash a paradigm shift in AI robotics, paving the way for a safer, more efficient future for all.

THE OPPORTUNITY

Unleash the Power of Collaborative Robots

Today, countless "dirty, dull, and dangerous" tasks still fall on human shoulders. Hazardous inspections, disaster response, and infrastructure maintenance--these crucial but risky jobs put lives at stake and limit productivity. While robots excel at specific tasks, they often struggle to cooperate in unstructured environments. Changing weather, shifting terrain, and unpredictable conditions can throw traditional robots off balance.


How AvaWatz Collaborative Robotics Works
DETECT - DECIDE - ACT


Example: Robots that specialize in finding debris, others that specializes in removing it. Surveillance, Security and other applications.
Alt diff: 0.0 m
Azimuth: 0
Distance: 0.0 m
Distance: 187 m
Max telem dist: 92 m
Upload Required
Gradient: -.-
Heading: nan
Time: 00:02:07
Mission
Fence
Rally
Mission Start
Takeoff
Waypoint
Waypoint
Waypoint
Waypoint
Waypoint
Return To Launch
Launch
1
2
3
Facilitator in the field prepares the drone for takeoff.
Autonomous drone scans for FOD (Foreign Object Debris) over designated areas.
AvaWatz AI System identifies potential issues and pings coordinates to ground robots for retrieval.

**The above graphic contains images of our prototypes which are currently not available for general use.*

AvaWatz provides a solution with our leading-edge AI platform that equips robots with the ability to communicate, strategize, and adapt on the fly. Our robots can share data and insights in real-time, participate in joint decision-making efforts, coordinate their actions seamlessly, and adjust to changing conditions.

This means that robots can take on the hard stuff while humans stay safe and focus on higher-level tasks. No more sending engineers into perilous pipelines. No more putting first responders in harm's way. With AvaWatz, robots can collaborate and solve problems, boosting safety and efficiency across industries.



Benefits of the Detect-Decide-Act cycle
HIGH-PRECISION VISION/PERCEPTION
Robots can see clearly even in low light or bad weather
GROUP DECISION-MAKING
Robots can share information and make decisions together
TEAM TASKING
Robots can work together seamlessly to tackle any challenge

The above graphic contains images of our prototypes which are currently not available for general use.

Unlike competitors, we're not simply building robots that specialize in one task or skill. At AvaWatz, we're creating an AI toolkit for perceiving the world, sharing information with robot and human teammates, making consensus-based decisions, and acting to accomplish shared goals. It's the same cooperative process humans have used to complete every task since the beginning of time, and by doing the same for robots, we aim to usher in a new era.



UPCOMING RELEASE
PATENT PENDING
.FALCON
Trusted AI for Robot Teams to Detect-Decide-Act in real-time
BETA RELEASE OF
PATENT PENDING
person 0.72
bicycle 0.84
GENIE
for efficient labeling & creation of ML models for Robot Teams

The above graphic contains images of our prototypes which are currently not available for general use.

Potential of AvaWatz Trusted AI Robotics Platform

- Companies can create robots for specific tasks, like inspecting pipelines in the dark or exploring dangerous environments.
- Researchers can develop even more advanced AI algorithms for robotics applications.
- The future of robotics is wide open, with nearly endless possibilities for how robots can help us in the real world.

THE MARKET & OUR TRACTION

A $1.2 Trillion Market Opportunity

AvaWatz is tapping into a massive $1.2 trillion combined market hungry for exactly what it offers: collaborative robotic solutions.


AN OPPORTUNITY
BIGGER THAN ROBOTS
$1070B
AI market by 2027
$141B
Global Robotic market by 2027
$1.2T
Total Combined Market size
Use cases include tracking hazardous materials, infrastructure maintenance & enhancing human safety

**The above graphic contains images of our prototypes which are currently not available for general use.*

Source | Source

Here's why this opportunity is bigger than robots:

- The Global AI Market is Booming: Projected to reach **$1070 billion by 2027**, AI is fueling the demand for smarter, more sophisticated solutions. (Source)
- Robots are Teaming Up: The need for autonomous mobile robots and intelligent collaboration is exploding across industries, from smart airports to infrastructure maintenance, expected to reach **$634 billion by 2026**. (Source | Source)
- The robotics market is experiencing unprecedented growth propelled by a surge in investments coupled with the widespread adoption of service robots globally and escalating demand for industrial robots. This momentum is anticipated to propel the market to reach a staggering **$141 billion by the year 2027** (Source)

Our revolutionary Trusted AI Suite empowers robots to work together in harsh environments, from hazardous material tracking to infrastructure maintenance, all while keeping humans safe. AvaWatz sits at the intersection of these trends, addressing a combined **$1.2 trillion market** ready for innovation.



Working prototypes used by the US Air Force and Army

$2 Million+

in R&D funding from US Defense and Homeland Security

$2 Million+

in capital raise through crowdfunding

First contract with US Army

Platform Services: Trusted AI

- Received a contract leading to multi step funding for transition

Solution: Safety System

- Selling to USAF, Piloting in Regional Airports
- Powerline inspection – Utility industry

Partners: System integrators, resellers, OEMS

- Parrot, Ironwave Technologies, Curtiss-Wright, CACI Ever Vigilant

$16 Million+

Current sales pipeline

US Air Force

- Funded our genesis application for Airfield Runway Debris Detection Removal

US Army

- Funded the Obstacle Detection and Avoidance R&D for Tethered Air and Ground Robotic Vehicles

DHS

- Funded R&D for ‘Soft Targets and Crowded Places Security’ robotic team solution

US Air Force funded advanced R&D

- USAF stakeholders are using and extending HAYA for other airfield operations, damage assessment, test range inspections



**The above graphic contains images of our prototypes which are currently not available for general use.*

Invest in the future of robotics. Invest in AvaWatz today.

ABOUT

HEADQUARTERS
3662 West Camp Wisdom Rd, Ste #2044
Dallas, TX 75237

WEBSITE
View Site

AvaWatz is a next-gen AI decision intelligence company producing collaborative robotics applications across commercial and government industries with $2M+ funding from US Defense.

TERMS

AvaWatz

Overview

PRICE PER SHARE
$4

VALUATION
$80.85M

DEADLINE
Apr. 30, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,000,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
3,750

SHARES OFFERED
Preferred Stock

MAX NUMBER OF SHARES OFFERED
250,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you are a Previous Investor in AvaWatz, you are eligible for additional bonus shares.

Reservations Page Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Time-Based Perks

Early Copper

Invest $1,000+ within the first two weeks and receive 5% bonus shares.

Early Bronze

Invest $5,000+ within the first two weeks and receive 10% bonus shares.

Early Silver

Invest $10,000+ within the first two weeks and receive 15% bonus shares.

Early Gold

Invest $20,000+ within the first two weeks and receive 20% bonus shares.

Early Platinum

Invest $50,000+ within the first two weeks and receive 25% bonus shares.

Mid-Campaign Perks

Mid Copper

Invest $5,000+ between March 31st - April 6th and receive 7% bonus shares.

Mid Bronze

Invest $5,000+ between Apr 21st - Apr 27th and receive 7% bonus shares.

Mid Silver

Invest $10,000+ between March 31st - April 6th and receive 12% bonus shares.

Mid Gold

Invest $10,000+ between Apr 21st - Apr 27th and receive 12% bonus shares.

Amount-Based Perks

Bronze

Invest $5,000+ and receive 5% bonus shares.

Silver

Invest $10,000+ and receive 10% bonus shares.

Gold

Invest $20,000+ and receive 15% bonus shares.

Platinum

Invest $50,000+ and receive 20% bonus shares.

The 10% StartEngine Owners' Bonus

AvaWatz will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $4.00 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus or the Reservations Bonus, as applicable in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

ALL UPDATES

04.21.24

Who does'nt like Rewards?


MID-CAMPAIGN PERKS!!
AVAWATZ
ONLY BETWEEN APRIL 21 AND APRIL 27

Hello AvaWatz Community

We're excited to announce exclusive mid-campaign bonuses. From April 21st to April 27th, you can maximize your ownership stake in AvaWatz and be a part of our AI for robotics revolution.

Invest Today to Secure Your Bonuses

Reward Level	Investment Amount	Bonus shares	Deadline
Mid Bronze Bonus	$5,000+	7%	April 27th
Mid Gold Bonus	$10,000+	12%	April 27th

If you are a returning investor or made a reservation during the TTW period, you are also eligible for additional bonus shares.

This is an incredible chance to invest or increase your investment and secure a stake in the future of AI and robotics, which will create a safer, more efficient world. Take advantage of this limited-time opportunity.

INVEST NOW

Thank you for your continued support and belief in our mission.

Sincerely,

The AvaWatz Team

04.19.24

Pioneering Human Safety with AI


KINGSCROWD
FOUNDER PROFILE
AI SAFETY PIONEERS
WITH RAJINI ANACHI
AVAWATZ

We are excited to share the Founder's Profile on **KINGSCROWD** featuring **Rajini Anachi**, Founder/CEO of AvaWatz. You can read it **here** to learn more about:

- How Avawatz started from a challenge a US Air Force customer set.
- The assembly of our award-winning team
- Our Go to Market strategy
- Contracts we have for revenue
- Customer feedback and milestones.

Do you still have questions about AvaWatz and its investment opportunity?

Join us on our next **Investor Webinar** - We'll answer all your questions LIVE.

When: April 24, 2024, at 7 pm EDT/4 pm PDT

Where: Register Here to Attend.

Register, even if you can't make it. We can send you the recording.

Cheers!

AvaWatz Team

INVEST NOW

04.17.24

Unleashing the Power of GENIE


AvaWatz
GENIE
KEY TO PRECISION AND EFFICIENCY
IN AI/ML MODEL TRAINING

Imagine a world where autonomous robots seamlessly navigate complex environments, medical imaging analysis reaches unprecedented accuracy, and even the most elusive runway debris is detected with unmatched precision. This future is closer than you think, thanks to AvaWatz's GENIE.

GENIE is a first-to-market product that shatters the boundaries of vision and perception AI model creation. By harnessing the power of efficient training data, GENIE dramatically improves the precision of autonomous robotic behavior, effectively addressing the age-old challenge of diminishing returns in Machine Learning models – the '*long tail problem*.'

With GENIE, achieving accuracy beyond 80% is no longer an exponentially costly and time-consuming endeavor. This cutting-edge solution reduces the time and cost associated with high-accuracy models by enhancing labeling efficiency, opening up a world of possibilities for early adopters this quarter.

GENIE's versatility knows no bounds, spanning a wide range of sectors from healthcare to autonomous driving, aviation, and energy. Imagine the impact of enhancing medical imaging analysis, improving rare scenario detection in self-driving cars, identifying runway debris with pinpoint accuracy, or detecting insulator defects on powerlines with unprecedented efficiency.

With its visionary product, AvaWatz is strategically positioned to dominate the soaring AI/ML model creation and data labeling markets for computer vision:


RAPIDLY GROWING COMPUTER VISION &
DATA COLLECTION & LABELING MARKETS
COMPUTER VISION MARKET SIZE 2023-2030 (US$ BILLION)
Computer Vision Market
60.00
50.00
40.00
30.00
20.00
10.00
0.00
2023
2025
2027
2030
Growing at a CAGR of 19.6% between 2023- 2030
DATA COLLECTION & LABELING MARKET 2023-2030 (US$ BILLION)
Computer Vision Market
20.00
15.00
10.00
5.00
0.00
2023
2025
2027
2030
Growing at a CAGR of 28.9% between 2023- 2030

Additionally, the auto-labeling market is accelerating from $126.8M (2022) to $801.5M by 2030, while synthetic data from $163.8M will explode to $1.79B.

With GENIE, AvaWatz is poised to lead the charge in this rapidly evolving landscape, empowering industries worldwide with unparalleled vision and perception capabilities. Join us on this remarkable journey and be a part of shaping the future of AI-driven innovation.

If you have not signed up yet, please do sign up for our next Investor Webinar scheduled on April 24, 2024 at 7 pm EDT/ 4 pm PDT - Register Here to Attend.

Cheers!

AvaWatz Team

INVEST NOW

04.13.24

Investor Webinar



AVAWATZ
LIVE INVESTOR WEBINAR
DEEP DIVE INTO AVAWATZ & LIVE Q&A WITH CEO RAJINI ANACHI
WEDNESDAY, APRIL 24, 2024 AT 7 PM EDT/4 PM PDT

Mark Your Calendar!

AvaWatz Live Investor Webinar

We are excited to announce the next AvaWatz Investor Webinar, which will be held on April 24, 2024, at 7 pm EDT/4 pm PDT.

This webinar will allow you to hear our story directly from Rajini Anachi, our CEO. You can also learn more about our progress and ask all your questions. We'd be delighted if you could join us.

What: Investor Webinar - We'll dive into the AvaWatz investment opportunity & answer all your questions LIVE

Who: Rajini Anachi, AvaWatz Co-Founder & CEO

When: April 24, 2024, at 7 pm EDT/4 pm PDT

Where: Register Here to Attend.

Join us to take advantage of this unique opportunity and gain deeper insights into our company's future!

Register, even if you can't make it. We can send you the recording.

Cheers!

AvaWatz Team

04.08.24

What's on the Horizon for AvaWatz?


AVAWATZ
ROBOTIC INSPECTION
ACROSS INDUSTRIES

AvaWatz is at the forefront of the rapidly growing Robotics Inspection market with its trusted AI Robotics solutions. AvaWatz's innovative solutions disrupt traditional inspection methods, offering unparalleled efficiency, cost-effectiveness, and safety advantages. The company's genesis product, Hazardous Material Detection and Removal for airfield runways, is opening opportunities for related lucrative markets:

Aerospace: AI-powered robots streamline aircraft fuselage inspections, detecting corrosion, rust, cracks, and deformations, ensuring flight safety and reducing maintenance costs.

Energy: AI-powered robots are invaluable for inspecting pipelines, storage facilities, and wind turbines, monitoring structural integrity, corrosion, and mechanical stresses, optimizing maintenance schedules, and enhancing operational safety.

Infrastructure Maintenance: AI-powered robots conduct comprehensive inspections of power lines, bridges, and other critical infrastructure, detecting defects, preventing power interruptions, and ensuring public safety.

Maritime: AI-powered robots revolutionize vessel maintenance, identifying corrosion, cracks, and structural defects in maritime vessels, preventing environmental hazards, and reducing maintenance costs.

Environmental Monitoring and Disaster Response: AI-powered drones provide invaluable support in ecological surveys, wildlife tracking, pollution detection, and search and rescue operations, promoting conservation efforts and saving lives.

With its leading-edge, Trusted AI Robotics solutions addressing a wide array of inspection and maintenance needs across multiple high-growth industries, AvaWatz is well-positioned to capitalize on the burgeoning demand for efficient, cost-effective, and safe inspection solutions.

Investing or increasing your investment now in AvaWatz means seizing a position in a company with diversified revenue streams backed by its proprietary AI technology and strong intellectual property portfolio, which offer significant growth potential in the rapidly expanding AI Robotics market.

Cheers!

AvaWatz Team

INVEST NOW

04.03.24

Have you met Dr. Rishabh Iyer?


DR.
RISHABH
IYER
AI DIRECTOR
AVAWATZ

We are pleased to introduce Dr. Rishabh Iyer, a key member of the AvaWatz team. Dr. Iyer has been with us since the beginning, and we are excited to share his invaluable contributions with you.

As our AI team's AI advisor and R&D Director, Dr. Iyer brings extensive expertise in machine learning (ML), combinatorial optimization, and information theory. He has worked on various ML applications, including images, videos, text/NLP, search, and computational advertisements.

Throughout his career, Dr. Iyer has been recognized for his exceptional work, receiving prestigious awards such as the best paper award at Neural Information Processing Systems (NeurIPS/NIPS, 2013) and the International Conference of Machine Learning (ICML, 2013). He has also received the Adobe Data Science Research Award (2021) and a Microsoft Research Ph.D. Fellowship, and Facebook Ph.D. Fellowship.

Dr. Iyer's expertise in compute-efficient ML, robust learning, data summarization, image and video classification, and information retrieval significantly enhances AvaWatz's ability to deliver innovative solutions. His insights and guidance have played a pivotal role in shaping our AI strategy and driving our growth.

We are immensely grateful for Dr. Iyer's contributions and commitment to AvaWatz's vision. His expertise continues to fuel our success, and we are privileged to have him on our team.

If you have not invested yet, or would like to increase your investment, this is a perfect time to do so and take advantage of our **Mid-Campaign Perks**: between March 31st - April 6th

Mid Copper: Invest $5,000+ and receive 7% bonus shares.

Mid Silver: Invest $10,000+ and receive 12% bonus shares.

If you are a returning investor or made a reservation during the TTW period, you are also eligible for additional bonus shares. Take advantage and Invest Now!

Thank you for your continued support as we harness the power of AI to revolutionize industries and create a brighter future.

The AvaWatz Team

INVEST NOW

04.01.24

Dancing Headless Robot Coyote on Alaska Runway!


AvaWatz

Breaking News! 🚨

The Alaska Department of Transportation has unveiled its revolutionary new solution to prevent wildlife strikes at airports - a headless robot-coyote named Aurora!* 🤖🦊

This cutting-edge machine, disguised as a coyote or fox, will prowl the runway areas, doing a fantastic dance routine with flashing lights to scare away birds and other animals. Nothing deters geese quite like a choreographed robot predator!

Earlier attempts were made with flying drones spraying repellent, including grape juice, and officials releasing pigs at a lake near the Anchorage airport. In the future, robot coyotes may even take on larger prey, such as moose and bears. Just imagine a robotic coyote busting out some break-dancing moves to shoo away a curious grizzly!

Travelers, be sure to have your cameras ready to capture Aurora's dance-off with Alaskan wildlife when passing through Fairbanks airport. It's an attraction you won't want to miss!

Before you rush to check if we've lost our minds, let us reassure you: This is not an April Fool's Joke, and AvaWatz has nothing to do with this peculiar invention.

While we're all for innovation and thinking outside the box, fear not because our focus remains squarely on what we do best— revolutionizing human safety with our trusted AI robotics platform.

You know, what else is also not an April Fool's joke?

Our Mid-Campaign Perks for Investors: between March 31st - April 6th

Mid Copper: Invest $5,000+ and receive 7% bonus shares.

Mid Silver: Invest $10,000+ and receive 12% bonus shares.

If you are a returning investor or made a reservation during the TTW period, you are also eligible for additional bonus shares. Take advantage and Invest Now!

Wishing you a day filled with laughter and good vibes,

The AvaWatz Team

INVEST NOW

* https://news.sky.com/story/headless-dog-sized-robot-to-patrol-alaska-airport-to-prevent-bird-strikes-13104283?dcmp=snt-sf-twitter&spush=YWpheS5qYWluQGF2YXdhdHouY29t

03.31.24

Did You miss out on the Early Bird Perk?


MID-CAMPAIGN PERKS!!
AVAWATZ
ONLY BETWEEN MARCH 31 AND APRIL 6

Hello AvaWatz Community

Did You miss out on the Early Bird Perk?

Here is another chance for you to score some bonus shares!!

We have a Mid-Campaign Perks coming up just for a week!

Starting from March 31st through April 6th, you can earn some extra Bonus Shares:

Mid Copper

Invest $5,000+ between March 31st - April 6th and receive 7% bonus shares.

Mid Silver

Invest $10,000+ between March 31st - April 6th and receive 12% bonus shares.

If you are a returning investor or made a reservation during the TTW period, you are also eligible for additional bonus shares. Take advantage and Invest Now!

Join us as we revolutionize AI-powered Robotics.

Thanks

AvaWatz Team

INVEST NOW

03.29.24

Rise of the Robo-Inspectors?


AVAWATZ
BOOMING INSPECTION
ROBOT MARKET

Hello AvaWatz Community

One of the areas that AvaWatz specializes in is the inspection and maintenance of critical infrastructure with the help of robot teams. The Inspection Robots Market is witnessing remarkable growth, driven by increasing automation demands across industries such as oil and gas, manufacturing, and mining. Valued at USD 1.45 billion in 2023, the market is anticipated to reach USD 6.58 billion by 2030, reflecting a compound annual growth rate (CAGR) of 24.12%.* This growth is fueled by the necessity for safer, more efficient inspection processes, leading to reduced downtime and enhanced productivity.

Market Dynamics

The inspection robotics market is fueled by the imperative need for automation in industries such as oil and gas, manufacturing, and mining. Robots are tailored for diverse inspection tasks and are equipped with advanced sensors and cameras. These robots collect crucial data, enabling informed decision-making in hazardous or hard-to-reach environments. Advancements in robotics technology, including AI and machine learning, are driving the development of more capable inspection robots, enhancing accuracy, reliability, and efficiency while mitigating safety risks for human workers.

Our Strategy:

Innovation: We are committed to investing in R&D to create more advanced Trusted AI for inspection robots that meet the evolving needs of our customers across industries.

Partnerships: Collaborations with industry leaders enable us to expand our market reach and enhance our product offerings.

Customer Focus: Our initiatives aim to deliver value to our shareholders while ensuring customer satisfaction and market leadership.

To summarize, the inspection robotics market offers significant growth potential, and we are well-positioned to capitalize on these opportunities. Thank you for your continued support and confidence in our journey.

Cheers!

AvaWatz Team

INVEST NOW

* https://www.maximizemarketresearch.com/market-report/inspection-robots-market/187951/

03.27.24

What are Investors Saying


AvaWatz
What Investors Are Saying

Today, we are honored to share some heartfelt testimonials from investors who have not only supported us financially but have also become an integral part of our growing AvaWatz family:

"Very relevant solution to a current and future problem." *-G. Trecee*

"AI is the place to be! Robotics are the future to invest in!! Rajini is the founder to bank on!!!" *-Ramesh Vedantam*

"I'm a software architect and often overlap in the AI and robotics space, so I understand the technology well and see massive potential in its future." *-Matthew J SANDERS*

"I spent 38 years in the US Air Force and believe in your technology and believe that the military can use it and need it". *-Willie O. Holt JR.*

"Exciting opportunity to be on the ground floor of new tech." *-Robert Hirsh*

"I invested because AI is the future. I also believe that Avawatz AI products will serve a greater good." *-Elba Cruz*

Your words resonate deeply with us, serving as a reminder of the impact Avawatz is making in the world of AI and robotics. Your unwavering support fuels our passion, drives our innovation, and propels us forward in our mission to create a safer, more efficient future.

What would be your reason to invest? Please share with us.

Cheers!

AvaWatz Team

INVEST NOW

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into AvaWatz.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000

Mid Bronze

Invest $5,000+ between Apr 21st - Apr 27th and receive 7% bonus shares.

06 Days 01 Hours 02 Minutes 13 Seconds

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$5,000

Bronze

Invest $5,000+ and receive 5% bonus shares.

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$10,000

Mid Gold

Invest $10,000+ between Apr 21st - Apr 27th and receive 12% bonus shares.

06 Days 01 Hours 02 Minutes 13 Seconds

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$10,000

Silver

Invest $10,000+ and receive 10% bonus shares.

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$20,000

Gold

Invest $20,000+ and receive 15% bonus shares.

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$50,000

Platinum

Invest $50,000+ and receive 20% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Stanley Reedus
a month ago

What's the plan for investor's ROI?

1 0

Rajini Anachi
AvaWatz • a month ago

Investor ROI plan and Avawatz exit strategy are aligned.
Here are the options:...
Show more

0

Stanley Reedus
a month ago

What is your plan for investor's ROI? I listen to one of your webinars and you stated there were no plans to g...
Show more

1 0

Rajini Anachi
AvaWatz • a month ago

Avawatz exit strategy is any of the following:
M&A...
Show more

0

gregory cohen
2 months ago

You mention AvaWatz has secured $4M+ in funding, including $2M+ from the US Air Force & Army. ...
Show more

1 0

Rajini Anachi
AvaWatz • a month ago

The other $2M was raised through equity crowdfunding
Not yet. Will become available mid/late April

0

WC

W Kim Colich
2 months ago

Hi, I'm already invested. But please consider lowering your Minimum Investment to something a little more ...
Show more

2 0

RA

Rajini Anachi
AvaWatz • a month ago

Thank you for your investment.
We have noted your suggestion for future rounds.

0

View 1 more reply

Show More Comments

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF CONVERSION
FOR
AVAWATZ COMPANY
A Massachusetts General Partnership
(Converting Entity)

In accordance with the governing provisions of the Texas Business Organization Code (the "Code"), AvaWatz Company (the "Converting Entity"), hereby adopts and authorizes for filing with the Texas Secretary of State, the following Certificate of Conversion.

1. The name of the Converting Entity is AvaWatz Company, a Massachusetts General Partnership.

2. The jurisdiction of formation of the Converting Entity is Massachusetts.

3. A signed plan of conversion will be on file after the conversion at the principal place of business of the general partnership, the converting entity. The address of the principal place of business the general partnership is: 134 Drumlin Hill Road, Bolton, MA 01740.

4. A signed plan of conversion will be on file after the conversion at the principal place of business of the converted entity. The address of the principal place of business of the converted entity is: 14681 Midway Road, Suite 200, Addison, Texas 750001.

5. A copy of the plan of conversion will be furnished on written request without cost by the converting entity before the conversion or by the converted entity after the conversion to any owner or member of the converting or converted entity.

6. The name of the Converted Entity is AvaWatz Company, a Texas for-profit corporation.

7. The Converted Entity will be formed under the laws of the state of Texas. The certificate of formation is attached as an Exhibit to this Certificate of Conversion.

8. The Converted Entity will be responsible for the payment of all fees and franchise taxes of the Converting Entity and will be obligated to pay such fees and franchise taxes if the same are not timely paid.

9. Approval of the Plan of Conversion was duly authorized by all action required by the laws under which the Converting Entity was formed and by its constituent documents.

10. This document becomes effective upon filing.

The undersigned signs this document, as of the 10th day of February, 2019, subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Rajini B. Anachi, Managing Partner of Converting Entity

ATTACHMENT A

Certificate of Formation

FILED
In the Office of the
Secretary of State of Texas
FEB 13 2019
Corporations Section

CERTIFICATE OF FORMATION
OF
AVAWATZ COMPANY

WHEREAS, the Corporation is being formed pursuant to a Plan to Conversion pursuant to which AvaWatz Company, a Massachusetts general partnership is being converted to a Texas for-profit corporation;

WHEREAS, AvaWatz Company was formed under the laws of the state of Massachusetts on July 19, 2018 with an address at 134 Drumlin Hill Road, Bolton, MA 01740;

NOW, THEREFORE, the undersigned, being a natural person of the age of eighteen (18) years or more, a citizen of the State of Texas, acting as organizer under the Texas Business Organizations Code (the "TBOC"), hereby adopts the following Certificate of Formation for such corporation:

ARTICLE I.

The name of the corporation is AvaWatz Company (the "Corporation")

ARTICLE II.

The period of its duration is perpetual.

ARTICLE III.

The purpose for which the Corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the TBOC.

ARTICLE IV.

The total number of shares of capital stock that the Corporation will have the authority to issue is ten thousand (10,000) shares consisting of ten thousand (10,000) shares are Common Stock with a par value of $0.001 per share.

ARTICLE V.

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings).

ARTICLE VI.

No shareholder or other person shall have a preemptive right to acquire any treasury shares, presently authorized shares, or shares the Corporation may hereafter be authorized to issue. Shares of the Corporation may be issued and sold from time to time by direction of the Board of Directors to such persons and upon such terms and conditions as the Board of Directors deems proper and advisable.

ARTICLE VII.

To the fullest extent permitted by the laws of the Slate of Texas, as such laws may now or hereafter exist, directors of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for acts or omissions occurring in their capacity as directors.
Any repeal or amendment of this Article shall operate prospectively only and shall not adversely affect any limitation of liability which then exists as a result hereof.

ARTICLE VIII.

The shareholders of the Corporation hereby delegate to the Board of Directors power to adopt, alter, amend, or repeal the Bylaws of the Corporation. This power shall be vested exclusively in the Board of Directors and shall not be exercised by the shareholders.

ARTICLE IX.

Any action required by the TBOC to be taken at any annual meeting or special meeting of shareholders of the Corporation, or any action which may be taken at any annual meeting or special meeting of the shareholders of the Corporation, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares of the Corporation having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares of the Corporation entitled to vote on the action were present and voted.

ARTICLE X.

Directors shall be elected by plurality vote. Cumulative voting shall not be permitted.

ARTICLE XI.

No contract or other transaction between the Corporation and any other corporation shall be affected by the fact that one or more of the directors or officers of the Corporation is interested in or is a director or officer of such other corporation.

ARTICLE XII.

The address of the initial registered office of the Corporation is 14681 Midway Rd, Suite 200, Addison, TX 75001 and the name of its initial registered agent of the Corporation at such address is Rajini Anachi.

ARTICLE XIII.

The names and addresses of the initial directors shall be as follows:

Rajini Anachi — 14681 Midway Rd
Suite 200
Addison, TX 75001

Bala Jana — 14681 Midway Rd
Suite 200
Addison, TX 75001

ARTICLE XIV.

Any action required by the TBOC to be taken at an annual or special meeting of shareholders, or any action which may be taken at such a meeting, may be taken without a meeting, without prior notice and without a vote, if (i) a consent or consents in writing, setting forth the action so taken shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted, and (ii) such written consent or consents are otherwise in compliance with the provisions of the TBOC.

ARTICLE XV

The name and address of the organizer of the Corporation is Tod V. Mongan, 4804 Cypress Point, Frisco, TX 75034-6824.

IN WITNESS WHEREOF, the undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument. I have hereunto set my hand this 13th day of February 2019.

Tod V. Mongan, Organizer

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

AvaWatz Company
803237669

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 06/08/2023

Effective: 06/08/2023

Jane Nelson
Secretary of State

CERTIFICATE OF AMENDMENT
OF
AVAWATZ COMPANY

This Certificate of Amendment (the "**Amendment**") amends the Certificate of Formation of AvaWatz Company, a for-profit corporation originally incorporated in Texas on February 13, 2019 (the "**Corporation**"). The filing number issued to the Corporation by the Secretary of State is 803237669. This Amendment has been duly adopted in accordance with Chapter 21, Subchapter I §21.052 and §21.054 of the Texas Business Organizations Code (the "**TBOC**").

1. Article IV of the Certificate of Formation is amended to set forth the restrictions, rights, powers, and preferences of the holders of the Preferred Stock.

2. The Certificate of Amendment has been effected in conformity with the provisions of the TBOC and the constituent documents of the Corporation, and such Certificate of Amendment was duly adopted by the Corporation's shareholders effective as of June 8, 2023, by an action by written consent.

3. Article IV is hereby amended and restated in its entirety as follows:

"ARTICLE IV.

The total number of shares of capital stock that the Corporation will have the authority to issue is fifty million (50,000,000) shares divided into two classes, of which thirty million (30,000,000) shares are designated as Common Stock with a par value of $0.001 per share, and twenty million (20,000,000) shares are designated as Preferred Stock with a par value of $0.001 per share.

A. PREFERRED STOCK. The Preferred Stock of the Corporation shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part A of this Article IV refer to sections of Part A of this Article IV.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to shareholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). The "**Original Issue Price**" shall mean, with respect to the Preferred Stock, $4.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For purposes of this Section 1, "**Available Proceeds**" means the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its shareholders, all to the extent permitted by Texas law governing distributions to shareholders.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its shareholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 1.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party; or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

1.3.2 Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 1.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the shareholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 1.1 and 1.2.

1.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2. Voting. Except as otherwise required by law or provided by

the other provisions of this Certificate of Formation, as amended, the Preferred Stock shall have no voting rights. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors (the "**Voting Stock**"), voting together as single class, without a separate vote of the holders of the Preferred Stock or any series thereof.

3. Mandatory Conversion.

3.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the offering of shares of Common Stock to the public on another exchange or marketplace approved the Board of Directors, including a secondary trading platform (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) each outstanding share of Preferred Stock shall automatically be converted into one (1) fully paid and non-assessable share of Common Stock (subject to adjustments for stock dividends, splits, combinations, and similar events as determined by the Board of Directors of the Corporation) and (ii) such shares may not be reissued by the Corporation.

3.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 3. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.1 will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates (or if such shares are uncertificated, a notice of issuance of uncertificated shares) for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

3.3 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

B. COMMON STOCK. Except as otherwise required by law or as otherwise provided in this Certificate of Formation, as amended, the holders of the Common Stock will exclusively possess all voting rights and powers and the holders of the Common Stock will have one vote for each share of Common Stock held of record. The liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth herein."

4. This Amendment to the Certificate of Formation has been approved in the manner required by the TBOC and the Corporation's governing documents.

5. This Amendment will become effective when the Amendment is filed by the Secretary of State.

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the Corporation to execute the filing instrument.

Date: June 8, 2023

DocuSigned by:
Rajini Bala
18B354148BF842A...
Rajini Anachi, President

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]


AvaWatz
Invest In Your Future.
Cutting edge AI Powered Robots
handling tedious and high-risk tasks.
Increase worker saftey and efficiency
in DIRTY, DULL, and DANGEROUS jobs.
RESERVE TODAY
DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST


AVAWATZ:
AI ROBOT TEAMS FOR
HIGH-RISK JOBS
$4M+ FUNDING RAISED
RESERVE TODAY

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST


AVAWATZ:
AI ROBOT TEAMS FOR
HIGH-RISK JOBS
$4M+ FUNDING RAISED
COLOBORATIVE ROBOTIC MARKET
EXPECTED TO REACH $141B BY 2027
RESERVE TODAY
DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST

AvaWatz

Why AvaWatz?

- Increased productivity and efficiency
- Reduced risk and human exposure to danger
- Cost savings and faster ROI Enhanced safety and compliance



RESERVE TODAY

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST


AVAWATZ
Mission Accomplished
$2+M Raised from 850+ Investors
$2+M Funded by the US Defense
RESERVE TODAY
AI Powered Robot Teams for Human Safety
DIRTY, DULL, and DANGEROUS jobs done
DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST


AvaWatz
$2,000,000 Funded by US Defense
$2,000,000 Funded by 850 Investors
$16,000,000 Sales Pipeline
RESERVE TODAY
DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST

AvaWatz

AVAWATZ AWARDED USA MILITARY CONTRACT



AvaWatz reached another major milestone. The United States Army awarded us our second contract for the development of the 'ON-THE-MOVE (OTM) TETHERED Unmanned Air Vehicle FOR Ground Vehicle (Te-UAV-UGV) System.' This contract opens new doors for us in providing advanced obstacle detection and avoidance technology for Te-UAV-UGV systems. These systems are increasingly essential in various applications, including Safety Inspections (Airfield, Utility, Railroad), Persistent Surveillance, Security, Communications, and more. The Army has once again recognized our commitment to innovation and excellence, and we are proud to contribute to their critical missions.

This exciting moment for AvaWatz marks a pivotal step in our journey. We are honored by the opportunity to serve our country and its armed forces and see this as a stepping stone towards broader applications in both the private and public sectors. This contract positions us well to continue expanding our presence in the defense sector and, at the same time, to leverage our expertise for civilian use cases.

Reserve Today

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO

OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


TWO
NEW PATENTS
FILED IN 2023
AVAWATZ

AvaWatz filed two patents that are part of the Trusted AI Robotics Platform in 2023.

The first one, titled "System and Method for Labeling, Evaluation, and Improvement of Training and Testing for Machine Learning," introduces AvaWatz's GENIE, a pioneering product designed to facilitate the creation of high-performance vision and perception AI models. AvaWatz's approach not only streamlines the training process, saving time and reducing costs but also ensures the development of a trustworthy and accurate model.

AvaWatz's GENIE tackles the hunger for Deep Learning data. Here's a breakdown of how it operates:

- Selecting Uncertain and Erroneous Examples: Streamlining the labeling process by focusing on examples that demand human expertise.
- Automatic Labeling of Confident Examples: Leveraging AI for autonomous labeling of confidently recognized examples.
- Targeting Rare and Hard Data Slices and Classes: Enhancing accuracy by concentrating on challenging data slices, ensuring a robust model.

AvaWatz's second patent was titled "Systems and Methods for Trust-Aware Error Detection, Correction, and Explainability in Machine Learning and Computer Vision." This patent underscores our commitment to enhancing trust in AI and ML models, particularly in critical applications like autonomous robotic teaming, inspection, security, and medical imaging.

Our solution, FALCON, focuses on:

- Error Detection: Identifying when an AI/ML model makes an error.
- Error Categorization: Determining the type of mistake made.
- Error Correction: Actively fixing the model's mistake.

FALCON's versatility spans various use cases, including object tracking, object detection & classification, and natural language processing, ensuring trust-aware AI across industries.

Reserve Today

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


20
MOST
PROMISING
TECHNOLOGY COMPANIES
FOUNDED OR
MANAGED
BY INDIANS
IN U.S.
2023
AWARDED BY
siliconindia
AWARDED
AVAWATZ
20 Most Promising Indian-
Founded/Managed Tech Companies

We are excited to share that Avawatz was named among the 20 most promising Indian-founded/ Managed tech companies in the US in 2023.

AvaWatz's foundation lies in the vision to create a safer and more efficient work environment using AI and robotics. We have successfully developed a groundbreaking solution that unites aerial and ground robots to swiftly detect and remove hazardous materials from runways, ensuring heightened safety for passengers and minimizing disruptions to airport operations.

As an Indian-founded and managed company, we are dedicated to pushing the boundaries of technology and driving innovation in the AI and robotics space. Our team of talented individuals brings diverse skills and perspectives, which have been instrumental in creating cutting-edge solutions for our customers.

Our innovative use of collaborative robot teams and dedication to delivering reliable and Trusted AI solutions set us apart in the industry. As we continue to grow and expand our services to various sectors, we remain steadfast in our mission to make the world a safer place through the power of AI and robotics.

Reserve Today

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Opening into Asia Pacific Markets:
Airport Runway Safety Technology
AvaWatz

We are delighted to bring you exciting news regarding our progress in advancing airport runway safety – a pivotal component of the aviation infrastructure. Our latest developments involve working with eco-system providers for comprehensive runway safety monitoring, covering crucial elements such as runway lights, debris identification, and more.

This initiative underscores our unwavering commitment to ensuring the highest safety standards in airport operations using our AI and Robot Teams. By actively engaging in these collaborations, we are positioning ourselves at the forefront of game-changing technology and monitoring systems, reinforcing our dedication to innovation in aviation safety.

As part of our broader global strategy, we have identified ecosystem providers who would run pilots as a prelude to long-term relationships for airport rollouts in the Asia-Pacific (APAC) markets. This expansion into the APAC markets, one of the world's fastest-growing regions, will yield positive financial outcomes and significantly enhance our reputation as a leader in airport runway safety.

Reserve Today

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


REC
webinar recording
HOW WE'RE ENHANCING MODEL ACCURACY IN COMPUTER VISION AND ROBOTICS
AVAWATZ

We recently held a webinar with our CEO, Dr. Rajini Anachi, and Director of AI, Dr. Rishabh Iyer. We discussed how we developed GENIE initially to address our needs to get high-performance ML models with efficient training data that solves the 'long tail' problem. Soon, we realized how GENIE can impact a large growing need in the marketplace.

The tool's features include initial selection for model development, auto-labeling, active learning, and targeted selection. We also highlighted the potential applications of GENIE in various sectors, such as autonomous driving, medical imaging, and security and surveillance.

If you're interested in Efficient Machine Learning Model Development or Enhancing Model Accuracy in Computer Vision and Robotics, you're going to love our conversation.

Reserve Today

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


AVAWATZ
CROWDFUNDING
DEMYSTIFIED
Sal Briggman Talks to
Rajini Anachi
CEO, AvaWatz
PODCAST

We wanted to share some exciting news. Rajini Anachi, CEO and Founder of AvaWatz, recently chatted with Salvador Briggman on his Crowdfunding Demystified podcast!

They dived deep into the rollercoaster ride that is her entrepreneurial journey – the highs, the lows, and those pivotal moments that make it all worthwhile. Of course, they talked about AvaWatz, an endeavor close to her heart, and how it all began with a customer's problem. Isn't where all the magic happens! Our mission? To create human safety systems with robotic teams, tackling dangerous jobs in unpredictable environments.

Big shoutout to Sal Briggman at CrowdCrux for allowing Dr. Anachi to share her story. We hope it resonates with all the listeners out there.

Listen and share:

Apple Podcast: https://shorturl.at/kuFJZ
CrowdCux Website: https://shorturl.at/GJLM0

Reserve Today

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND

ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Subject: Get Ready for Something Big from AvaWatz!

Hello AvaWatz Community,

We are still reeling from the incredible support you have shown us during our last crowdfunding campaign. Thanks to your support, we have been able to raise over $1.3 million.

We are hard at work fulfilling our shared vision for the future of AI Robotics. AvaWatz is gearing up for our next milestone opportunity, and we can't wait to share it with you. Get ready to be part of something extraordinary!

I want to extend my deepest appreciation to you for your unwavering belief in our vision and your invaluable support. We are so touched by the over **850 investors** who share our vision for the future of AI Robotics.

Exciting news is on the horizon! AvaWatz is gearing up for a groundbreaking moment, and we can't wait to share it with you. Stay tuned for more details!

Cheers!

Ajay Jain
Investor Relations

Important Disclaimer:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Sub: Exclusive Opportunity: Invest in AvaWatzon StartEngine!

Hello AvaWatz Community,

I hope you are doing well. We're thrilled to announce that AvaWatz is accepting reservations for our next fundraising campaign! If you make a reservation, you'll be eligible for an extra **10% bonus** on your investment.

Reminder: AvaWatz's robotic teams revolutionize hazardous inspections and maintenance in challenging environments. Picture safer runways, bridges, and pipelines, all achieved without risking human lives.

Why should you invest in AvaWatz:

1. Huge growth in 2023: our sales pipeline grew steadily to exceed $16M, and we closed our first multi-step contract with the US Army.

2. Market Demand: The combined global AI and robotics market is on track to reach $1.2 trillion by 2027. AvaWatz is at the forefront, having already secured over $4.5 million in total funding, boasting a $16 million sales pipeline, and proudly serving the US Air Force and Army with our cutting-edge technology.

3. Visionary Leadership: Our success is driven by a team of seasoned innovators led by Dr. Rajini Anachi, a serial innovator with a proven track record of addressing challenges across industries. With expertise in robotics, AI, and entrepreneurship, our leadership team is committed to driving AvaWatz to new heights.

How to Participate:
Reserving your shares is simple – visit https://www.startengine.com/offering/avawatz to express your interest and secure your position in this groundbreaking opportunity. Remember, reserving securities involves no obligation or commitment of any kind and is merely an indication of interest.

We hope you join us for the next chapter of our exciting story.

Ajay Jain
Investor Relations

Important Disclaimer:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Sub: AvaWatz: Transforming Industries with Robotics and AI

Hello AvaWatz Community,

2023 was a landmark year for AvaWatz, as our sales pipeline grew steadily to exceed $16M, and we closed our first multi-step contract with the US Army.

We have since been working hard behind the scenes on our latest community investment round on StartEngine. We invite you to join the other over **850 investors** of AvaWatz as we transform how dirty, dull, and dangerous tasks are performed with the help of our AI Robotics platform without risking human lives.

More Traction Since Our Last Raise:

- We established several key partnerships with system integrators, prominent prime vendors, and OEMs that helped us strengthen our traction with US Defense agencies while opening commercial markets for AvaWatz.
- We filed two patents last year and are currently working on several more.
- Our ARWEN and DARI AI product lines made significant advances based on valuable customer insights and field tests.
- We launched the beta version of our Trusted-AI GENIE product as we are gearing up to launch a beta version of FALCON soon to address real-time model evaluation, correction, and hardening of AI during run-time

2024 is off to a great start, and with your help, even more exciting developments on our roadmap.

Before our official offering, we invite you to participate in the 'Test the Waters' phase by reserving your shares at https://www.startengine.com/offering/avawatz. This phase allows you to express your interest in investing without any financial commitment and also become eligible to get an **extra 10% bonus shares** when you make your investment. But this offer is only available before the campaign's official launch, so hurry up and take advantage of this special offer now.

Thank you for considering this opportunity to invest in AvaWatz. Should you have any questions or require further information, please do not hesitate to reach out to us.

Warm regards,

Ajay Jain
Investor Relations

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Subject: Ready… set…* LAUNCH*!

Hello AvaWatz Community,

Our Community Round on StartEngine will officially launch soon, but we are accepting reservations now! Whether you've made a reservation already or not, if you're reading this – we want to thank you. We haven't forgotten how you've supported us before and are eternally grateful.

If you haven't had the chance to check out our reservation page yet, please visit here: https://www.startengine.com/offering/avawatz. Again, by reserving the shares, you are only expressing your interest and are making no financial commitments. You, however, become eligible to get an extra **10% bonus shares** when you make your investment, which is over and above any other bonuses or perks you may be eligible for.

AvaWatz decided to start a campaign on Start Engine to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and past investors like you.

If you've made a reservation in our round, or if you're looking for additional ways to support our success, here are ways you can help:

1. Share about our raise on social media and with your friends, family, and associates. Here's an example post you could share: "I'm super excited to make a reservation for investment in the community round of AvaWatz, a company specializing in collaborative AI technology. Their product is already in use with the US Air Force and Army, and community rounds are the best way to join companies and missions you believe in. You can check out their campaign at https://www.startengine.com/offering/avawatz
2. Please share your feedback on our campaign page and follow our page to get the latest updates.
3. Connect me to a few people - anyone you think might be interested in reserving a larger amount (e.g. $10,000 or more), or who is well-connected in the AI and Robotics space.

Keep an eye on the announcement of the actual launch soon! Meanwhile, should you have any questions or require further information, please do not hesitate to reach out to us.

Warm regards,

Rajini Anachi
CEO, AvaWatz

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

AVAWATZ

Interested in becoming a Shareholder of AvaWatz?

AvaWatz is Protecting Workers with Trusted AI Robotics that transform safety and efficiency for tedious and high-risk tasks across various industries.

Community Round Opening Soon!
Reserve Today to Get 10% Bonus

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

If the word"Reservation" is part of the post, "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. is added when characters are limited in posts.

AVAWATZ

JOIN the AI ROBOTICS REVOLUTION

AvaWatz is a next-gen AI decision intelligence company creating Human Safety through collaborative robotics applications across commercial and government industries. Are you ready to #redefinehumansafety with us?

Community Round Opening Soon!
Reserve Today to Get 10% Bonus

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

If the word"Reservation" is part of the post, "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. is added when characters are limited in posts.

AVAWATZ

Ready to Redefine Human Safety?

AvaWatz AI robots work as teams, tackling risky inspections & maintenance in dangerous, tedious environments. Think safer runways, bridges, indoors - all while keeping humans from harm.

Community Round for Investment Opening Soon!
Reserve Today to Get 10% Bonus

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

If the word"Reservation" is part of the post, "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. is added when characters are limited in posts.

AVAWATZ

Help us Revolutionize Dirty, Dull, and Dangerous Tasks
With help of Trusted AI Robot Teams
Help Us by becoming an investor in AvaWatz

Community Round for Investment Opening Soon!
Reserve Today to Get 10% Bonus

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

If the word"Reservation" is part of the post, "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. is added when characters are limited in posts.

AVAWATZ

Are YOU Ready for the AI Robotic Revolution?

The global AI and Robotics market is projected to reach $1.2T by 2027. AvaWatz is inviting YOU to join AvaWatz as an Equity Investor to enter this untapped AI and Robotics Market.

Are you Ready for the AI Robotic Revolution?

Community Round for Investment Opening Soon!

Reserve Today to Get 10% Bonus

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

If the word"Reservation" is part of the post, "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. is added when characters are limited in posts.

AVAWATZ

JOIN THE AI ROBOTICS REVOLUTION

AvaWatz AI robots work as teams, tackling risky inspections & maintenance in dangerous, tedious environments. Think safer runways, bridges, indoors - all while keeping humans from harm.

Community Round Opening Soon!

Reserve Today to Get 10% Bonus

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

If the word"Reservation" is part of the post, "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. is added when characters are limited in posts.

AvaWatz is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Add to Watchlist

RESERVE NOW

GET A PIECE OF AVAWATZ

Trusted AI Robotics: Transforming Safety Across High-Risk and Tedious Tasks!

AvaWatz is a next-gen AI decision intelligence company producing collaborative robotics applications across commercial and government industries with $2M+ funding from US ...

Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



ROBOT TEAMS
accomplish more faster and safer
AvaWatz
*This graphic contains an image of our prototype which is currently not available for general use.

$101,250.78 Reserved

OVERVIEW ABOUT UPDATES REWARDS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- Safety from Skies to Indoors: AvaWatz AI robots work as teams, tackling risky inspections & maintenance in dangerous, tedious environments. Think safer runways, bridges, indoors - all while keeping humans from harm.
- based on deal proposals in various stages and anticipates closing 8%-10% of this sales pipeline in 2024. AvaWatz has secured $4M+ in funding, including $2M+ from the US Air Force & Army.*
- Visionary Leadership: A team of seasoned innovators with expertise in AI, robotics, and entrepreneurship, led by Dr. Rajini Anachi, a serial innovator tackling challenges across industries.

*Source | Source

Reserve Now

PREVIOUSLY CROWDFUNDED

$1,958,837.40

RESERVED INVESTORS

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THE PITCH

AvaWatz: Unlocking the Power of AI Robotics

At AvaWatz, we aim to unlock the true potential of robotics with our trusted AI platform. We empower robots to work together like teammates in harsh, unpredictable environments, freeing humans from danger and high-risk tasks. We make robots smarter and safer boosting efficiency and keeping humans out of harm's way. Think advanced AI for robotics that tackles inspections, maintenance, and more, all delivered through our easy-to-use platform.


Why AvaWatz?
Increased productivity and efficiency
Reduced risk and human exposure to danger
Cost savings and faster ROI Enhanced safety and compliance

**The above graphic contains images of our prototypes which are currently not available for general use.*

Transforming Robots Into Cooperative Teams

- Share information and make joint decisions: Robots analyze data, assess situations, and adapt their actions like a cohesive unit.
- Handle the hard stuff: From hazardous inspections to disaster response, our robots thrive in unpredictable environments, keeping humans safe.
- Boost your workforce: Robots don't tire, get bored, or face danger. They work tirelessly alongside humans, maximizing efficiency and productivity.

We're not just about robotics, we're about progress. AvaWatz empowers industries like:

- Airline and Transportation: Safety inspections and maintenance.
- Hospitality and Healthcare: Increased safety and efficiency.
- Defense and Security: Enabling rapid response and reconnaissance in critical operations.

OUR LEADERSHIP

Meet the Minds Behind AvaWatz: A Team Built for AI Robotics Brilliance


Dr. Rajini Anachi
FOUNDER & CEO
Bala Jana
CO-FOUNDER & BOARD MEMBER


J.R. May
DIRECTOR OF BUSINESS DEVELOPMENT & SALES


Dr. Rishabh Iyer
RESEARCH DIRECTOR - AI

AvaWatz isn't just about the future of robotics. It's about the visionary minds making that future a reality. Led by a diverse group of seasoned innovators, entrepreneurs, and AI experts, this team possesses the firepower to revolutionize collaborative robots.

Dr. Rajini Anachi, Founder & CEO: A serial innovator in AI and robotics, Rajini has conquered challenges across industries, from defense to mining to cybersecurity. With a passion for empowering robots to work like teams, her vision is to redefine safety and efficiency with intelligent collaboration.

Bala Jana, Co-Founder & Board Member: A seasoned investor and veteran of start-up success, Bala brings a track record of driving product innovation and market fit. His expertise ensures AvaWatz delivers solutions that resonate, paving the way for rapid growth.

J.R. May, Director of Business Development & Sales: With a proven record of success in both DoD and commercial sales, J.R. boasts an extensive network that fuels AvaWatz's market reach. His leadership translates into direct sales, strategic partnerships, and rapid scaling.

Dr. Rishabh Iyer, Research Director - AI: As an Assistant Professor at UT Dallas, Dr. Iyer brings academic rigor and cutting-edge research to AvaWatz. His expertise in efficient machine learning and optimization ensures the AI powering AvaWatz robots is always at the forefront.

Our dynamic team embodies the spirit of AvaWatz: driven, innovative, and dedicated to pushing the boundaries of what's possible. With our combined expertise and passion, we feel we're on track to unleash a paradigm shift in AI robotics, paving the way for a safer, more efficient future for all.

THE OPPORTUNITY

Unleash the Power of Collaborative Robots

Today, countless "dirty, dull, and dangerous" tasks still fall on human shoulders. Hazardous inspections, disaster response, and infrastructure maintenance--these crucial but risky jobs put lives at stake and limit productivity. While robots excel at specific tasks, they often struggle to cooperate in unstructured environments. Changing weather, shifting terrain, and unpredictable conditions can throw traditional robots off balance.


How AvaWatz Collaborative Robotics Works
DETECT - DECIDE - ACT
Example: Robots that specialize in finding debris, others that specializes in removing it. Surveillance, Security and other applications.
Upload Required
Mission
Fence
Rally


Mission Start
Takeoff
Waypoint
Waypoint
Waypoint
Waypoint
Waypoint
Return To Launch
Launch
1
2
3
Facilitator in the field prepares the drone for takeoff.
Autonomous drone scans for FOD (Foreign Object Debris) over designated areas.
AvaWatz AI System identifies potential issues and pings coordinates to ground robots for retrieval.

*The above graphic contains images of our prototypes which are currently not available for general use.

AvaWatz provides a solution with our leading-edge AI platform that equips robots with the ability to communicate, strategize, and adapt on the fly. Our robots can share data and insights in real-time, participate in joint decision-making efforts, coordinate their actions seamlessly, and adjust to changing conditions.

This means that robots can take on the hard stuff while humans stay safe and focus on higher-level tasks. No more sending engineers into perilous pipelines. No more putting first responders in harm's way. With AvaWatz, robots can collaborate and solve problems, boosting safety and efficiency across industries.


Benefits of the Detect-Decide-Act cycle
HIGH-PRECISION VISION/PERCEPTION
Robots can see clearly even in low light or bad weather
GROUP DECISION-MAKING
Robots can share information and make decisions together
TEAM TASKING
Robots can work together seamlessly to tackle any challenge

*The above graphic contains images of our prototypes which are currently not available for general use.

Unlike competitors, we're not simply building robots that specialize in one task or skill. At

AvaWatz, we're creating an AI toolkit for perceiving the world, sharing information with robot and human teammates, making consensus-based decisions, and acting to accomplish shared goals. It's the same cooperative process humans have used to complete every task since the beginning of time, and by doing the same for robots, we aim to usher in a new era.



UPCOMING RELEASE
PATENT PENDING
FALCON
Trusted AI for Robot Teams to Detect-Decide-Act in real-time



BETA RELEASE OF
PATENT PENDING
person 0.72
bicycle 0.84
GENIE
for efficient labeling & creation of ML models for Robot Teams

The above graphic contains images of our prototypes which are currently not available for general use.

Potential of AvaWatz Trusted AI Robotics Platform

- Companies can create robots for specific tasks, like inspecting pipelines in the dark or exploring dangerous environments.
- Researchers can develop even more advanced AI algorithms for robotics applications.
- The future of robotics is wide open, with nearly endless possibilities for how robots can help us in the real world.

THE MARKET & OUR TRACTION

A $1.2 Trillion Market Opportunity

AvaWatz is tapping into a massive $1.2 trillion combined market hungry for exactly what it offers: collaborative robotic solutions.



AN OPPORTUNITY
BIGGER THAN ROBOTS
$1070B
AI market by
$141B
Global Robotic
$1.2T
Total Combined


Market size
Use cases include tracking hazardous materials, infrastructure maintenance & enhancing human safety

**The above graphic contains images of our prototypes which are currently not available for general use.*

Source | Source

Here's why this opportunity is bigger than robots:

- The Global AI Market is Booming: Projected to reach **$1070 billion by 2027**, AI is fueling the demand for smarter, more sophisticated solutions. (Source)
- Robots are Teaming Up: The need for autonomous mobile robots and intelligent collaboration is exploding across industries, from smart airports to infrastructure maintenance, expected to reach **$634 billion by 2026**. (Source | Source)
- The robotics market is experiencing unprecedented growth propelled by a surge in investments coupled with the widespread adoption of service robots globally and escalating demand for industrial robots. This momentum is anticipated to propel the market to reach a staggering **$141 billion by the year 2027** (Source)

Our revolutionary Trusted AI Suite empowers robots to work together in harsh environments, from hazardous material tracking to infrastructure maintenance, all while keeping humans safe. AvaWatz sits at the intersection of these trends, addressing a combined **$1.2 trillion market** ready for innovation.


Working prototypes used by the US Air Force and Army
$2 Million+
in R&D funding from US Defense and Homeland Security
$2 Million+
in capital raise through crowdfunding
First contract with US Army
Platform Services: Trusted AI
Received a contract leading to multi step funding for transition
Solution: Safety System
Selling to USAF, Piloting in Regional Airports
Powerline inspection – Utility industry
Partners: System
$16 Million+
Current sales pipeline
US Air Force
Funded our genesis application for Airfield Runway Debris Detection Removal
US Army
Funded the Obstacle Detection and Avoidance R&D for Tethered Air and Ground Robotic Vehicles

integrators, resellers, OEMS

Parrot, Ironwave Technologies, Curtiss-Wright, CACI Ever Vigilant

DHS

Funded R&D for 'Soft Targets and Crowded Places Security' robotic team solution

US Air Force funded advanced R&D

USAF stakeholders are using and extending HAYA for other airfield operations, damage assessment, test range inspections



**The above graphic contains images of our prototypes which are currently not available for general use.*

Invest in the future of robotics. Invest in AvaWatz today.

ABOUT

HEADQUARTERS
3662 West Camp Wisdom Rd, Ste #2044
Dallas, TX 75237

WEBSITE
View Site

AvaWatz is a next-gen AI decision intelligence company producing collaborative robotics applications across commercial and government industries with $2M+ funding from US Defense.

TEAM



Rajini Anachi
Founder, CEO, and President

Rajini Anachi, is a serial entrepreneur with a successful track record. She previously founded mZeal/CyGlass, an AI-based cybersecurity company acquired in 2020. She leads AvaWatz to disrupt flightline operations, transit asset maintenance, & surveillance markets worldwide.



Bala Jana
Co-Founder, Vice President, Treasurer, and Secretary

Bala Jana is an operational expert with a strong track record in innovation and leadership roles at companies like Navic Networks, Cartera Commerce, and Zipcar. He also advised mZeal/CyGlass while working at Texas Instruments and has dedicated 10 hours per month to AvaWatz.



J.R. May
Director of Business Development & Sales

With a successful track record at mZeal/Cyglass, J.R. May has 25+ years of DoD & commercial sales experience, leading sales efforts for defense agencies & commercial markets, while also cultivating partnerships for R&D, Autonomy Squad, & Surveillance.



Rishabh Iyer
AI Research Advisor

Dr. Rishabh Iyer is an Assistant



John McKendry
Product Development

John McKendry heads



Ajay Jain
Marketing & Operations

Ajay Jain, a seasoned

Professor at the University of Texas, Dallas, & Visiting Assistant Professor at IIT Bombay. He specializes in efficient machine learning & has received prestigious awards, including the Adobe Data Science Research Award (2021) & Microsoft Research Ph.D. Fellowship.

AvaWatz's software development team, specializing in modular product platform components for diverse sensors & robotics. With expertise in real-time control systems, multi-sensor AI analysis, & autonomous edge computing, he was key behind the critical product components at mZeal/CyGlass.

professional with over two decades leading IT consulting operations and five years as a corporate secretary in investment banking. A problem solver, he excels in relationship management, talent acquisition, process optimization, legal compliance, contract negotiation, and digital marketing.



Walter Rawle
Sensors, AI & Autonomous Systems SME

Dr. Walter Rawle, AvaWatz expert in sensors, AI, and unmanned systems, hails from Ericsson, General Dynamics, General Electric, Ultra Electronics, and United Technologies. His expertise spans sensor physics, machine learning, and GPS-denied navigation, with affiliations with various universities and IEEE USA.



Neal Wadhwani
Sales & Marketing Advisor

Neal Wadhwani, an AvaWatz Advisor since March 2022, boasts 25+ years of Sales and Marketing experience, spanning Fortune 500 companies and startups. His expertise covers Technology Sales, Presales, ITOps, and Digital Marketing.

NEW UPDATES

03.04.24

Rajini Anachi on Crwodfunding Demystified Podcast


AvaWatz
CROWDFUNDING
DEMYSTIFIED
Sal Briggman Talks to
Rajini Anachi
CEO, AvaWatz
PODCAST

We wanted to share some exciting news. Rajini Anachi, CEO and Founder of AvaWatz, recently chatted with Salvador Briggman on his Crowdfunding Demystified podcast!

They dived deep into the rollercoaster ride that is her entrepreneurial journey – the highs, the lows, and those pivotal moments that make it all worthwhile. Of course, they talked about AvaWatz, an endeavor close to her heart, and how it all began with a customer's problem. Isn't where all the magic happens! Our mission? To create human safety systems with robotic teams, tackling dangerous jobs in unpredictable environments.

Big shoutout to Sal Briggman at CrowdCrux for allowing Dr. Anachi to share her story. We hope it resonates with all the listeners out there.

Listen and share:

Apple Podcast: https://shorturl.at/kuFJZ

CrowdCux Website: https://shorturl.at/GJLM0

Reserve Today

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

03.03.24

Webinar Introducing AvaWatz's GENIE


REC webinar recording
HOW WE'RE ENHANCING MODEL ACCURACY IN COMPUTER VISION AND ROBOTICS
AVAWATZ

We recently held a webinar with our CEO, Dr. Rajini Anachi, and Director of AI, Dr. Rishabh Iyer. We discussed how we developed GENIE initially to address our needs to get high-performance ML models with efficient training data that solves the 'long tail' problem. Soon, we realized how GENIE can impact a large growing need in the marketplace.

The tool's features include initial selection for model development, auto-labeling, active learning, and targeted selection. We also highlighted the potential applications of GENIE in various sectors, such as autonomous driving, medical imaging, and security and surveillance.If you're interested in Efficient Machine Learning Model Development or Enhancing Model Accuracy in Computer Vision and Robotics, you're going to love our conversation.

Reserve Today

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ALL UPDATES

03.02.24

Airport Runway Safety


Opening into Asia Pacific Markets: Airport Runway Safety Technology
AVAWATZ



We are delighted to bring you exciting news regarding our progress in advancing airport runway safety – a pivotal component of the aviation infrastructure. Our latest developments involve working with eco-system providers for comprehensive runway safety monitoring, covering crucial elements such as runway lights, debris identification, and more.

This initiative underscores our unwavering commitment to ensuring the highest safety standards in airport operations using our AI and Robot Teams. By actively engaging in these collaborations, we are positioning ourselves at the forefront of game-changing technology and monitoring systems, reinforcing our dedication to innovation in aviation safety.

As part of our broader global strategy, we have identified ecosystem providers who would run pilots as a prelude to long-term relationships for airport rollouts in the Asia-Pacific (APAC) markets. This expansion into the APAC markets, one of the world's fastest-growing regions, will yield positive financial outcomes and significantly enhance our reputation as a leader in airport runway safety.

Reserve Today

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

03.01.24

AvaWatz Awarded


AWARDED
AVAWATZ
20 Most Promising Indian-
Founded/Managed Tech Companies

We are excited to share that Avawatz was named among the 20 most promising Indian-founded/Managed tech companies in the US in 2023.

AvaWatz's foundation lies in the vision to create a safer and more efficient work environment using AI and robotics. We have successfully developed a groundbreaking solution that unites aerial and ground robots to swiftly detect and remove hazardous materials from runways, ensuring heightened safety for passengers and minimizing disruptions to airport operations.

As an Indian-founded and managed company, we are dedicated to pushing the boundaries of technology and driving innovation in the AI and robotics space. Our team of talented individuals brings diverse skills and perspectives, which have been instrumental in creating cutting-edge solutions for our customers.

Our innovative use of collaborative robot teams and dedication to delivering reliable and Trusted AI solutions set us apart in the industry. As we continue to grow and expand our services to various sectors, we remain steadfast in our mission to make the world a safer place through the power of AI and robotics.

Reserve Today

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

02.29.24

Two Patents Filed


TWO
NEW PATENTS
FILED IN 2023
AVAWATZ

AvaWatz filed two patents that are part of the Trusted AI Robotics Platform in 2023.

The first one, titled "System and Method for Labeling, Evaluation, and Improvement of Training and Testing for Machine Learning," introduces AvaWatz's GENIE, a pioneering product designed to facilitate the creation of high-performance vision and perception AI models. AvaWatz's approach not only streamlines the training process, saving time and reducing costs but also ensures the development of a trustworthy and accurate model.

AvaWatz's GENIE tackles the hunger for Deep Learning data. Here's a breakdown of how it operates:

- Selecting Uncertain and Erroneous Examples: Streamlining the labeling process by focusing on examples that demand human expertise.
- Automatic Labeling of Confident Examples: Leveraging AI for autonomous labeling of confidently recognized examples.
- Targeting Rare and Hard Data Slices and Classes: Enhancing accuracy by concentrating on challenging data slices, ensuring a robust model.

AvaWatz's second patent was titled "Systems and Methods for Trust-Aware Error Detection, Correction, and Explainability in Machine Learning and Computer Vision." This patent underscores our commitment to enhancing trust in AI and ML models, particularly in critical applications like autonomous robotic teaming, inspection, security, and medical imaging.

Our solution, FALCON, focuses on:

- Error Detection: Identifying when an AI/ML model makes an error.
- Error Categorization: Determining the type of mistake made.
- Error Correction: Actively fixing the model's mistake.

FALCON's versatility spans various use cases, including object tracking, object detection & classification, and natural language processing, ensuring trust-aware AI across industries.

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02.28.24

US Military Contract


AVAWATZ
AVAWATZ
AWARDED USA
MILITARY



AvaWatz reached another major milestone. The United States Army awarded us our second contract for the development of the 'ON-THE-MOVE (OTM) TETHERED Unmanned Air Vehicle FOR Ground Vehicle (Te-UAV-UGV) System.' This contract opens new doors for us in providing advanced obstacle detection and avoidance technology for Te-UAV-UGV systems. These systems are increasingly essential in various applications, including Safety Inspections (Airfield, Utility, Railroad), Persistent Surveillance, Security, Communications, and more. The Army has once again recognized our commitment to innovation and excellence, and we are proud to contribute to their critical missions.

This exciting moment for AvaWatz marks a pivotal step in our journey. We are honored by the opportunity to serve our country and its armed forces and see this as a stepping stone towards broader applications in both the private and public sectors. This contract positions us well to continue expanding our presence in the defense sector and, at the same time, to leverage our expertise for civilian use cases.

Reserve Today

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR